REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2021

FIRST SOVEREIGN SECURITIES CORP.

FINANCIAL STATEMENTS AND ACCOMPANYING
SUPPLEMENTAL INFORMATION

FIRST SOVEREIGN SECURITIES CORP.
DECEMBER 31, 2021

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48579

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Sovereign Securities Corp**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

707 Skokie Boulevard, Suite 520
                                            (No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Mathews	224-330-3350	joel@hokinadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
                    (Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Mathews _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Sovereign Securities Corp _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
TRICIA L. BARNETT
NOTARY PUBLIC. STATE OF ILLINOIS
MY COMMISSION EXPIRES 04/24/2023

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of First Sovereign Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Sovereign Securities as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Sovereign Securities as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Sovereign Securities' management. Our responsibility is to express an opinion on First Sovereign Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Sovereign Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of First Sovereign Securities' financial statements. The supplemental information is the responsibility of First Sovereign Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Sovereign Securities' auditor since 2017.

Michael Coglianese CPA. P.C.

Bloomingdale, IL

February 22, 2022

3

FIRST SOVEREIGN SECURITIES CORP.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 24,008
Total Assets	$ 24,008

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 14,339
Total Current Liabilities	14,339
Stockholders' Equity	
Common stock - no par value, 100 shares authorized, 100 shares issued and outstanding	100
Paid in Capital	85,584
Retained earnings	(63,332)
Net Income(Loss)	(12,683)
Total Stockholders' Equity	9,669
Total Liabilities and Stockholders' Equity	$ 24,008

The accompanying notes are an integral part of these financial statements.   4

FIRST SOVEREIGN SECURITIES CORP.

Statement of Income(Loss)
December 31, 2021

REVENUE

Commission & Concession	$	1,395
Sale of Securities		97,651
Total Revenue	$	99,046

OPERATING EXPENSES

Bank Charges	$	306
Consulting Fees		74,980
Commisions		5,375
Delivery Fees		39
Education & Seminars		240
Franchise Tax		75
Professional Fees		22,490
Office Expense		10
Licenses & Permits		5,025
Insurance		472
Website Maintenance		3,000
Total Operating Expenses	$	112,012

NET INCOME(LOSS) BEFORE TAXES	$	(12,966)
Addback:		
State Income Tax prior year over accrual		(284)
NET INCOME	$	(12,682)

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Stockholders' Equity
December 31, 2021

	Capital Stock		Paid in Capital		Retained Earnings		Total Stockholders' Equity
Beginning balance January 1, 2021	$	100	$	85,584	$	(63,332)	$	29,852
Net Income(Loss)						(12,683)	(12,683)
PRIOR PERIOD ADJUSTMENT						-	(7,500)
Ending Balance December 31, 2021	$	100	$	85,584	$	(76,015) $	9,669

FIRST SOVEREIGN SECURITIES CORP.

Statement of Changes in Financial Condition
December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)		$ (12,683)

Adjustments to reconcile net income to net cash
 (used) by operating activities:

(Increase) decrease in:		
Accounts Receivable	$ 217,600	
Increase (decrease) in:		
Accounts Payable	$ (198,126)	
Total adjustments		19,474
Net cash (used in) operating activities		6,791

CASH FLOWS FROM INVESTING ACTIVITIES

Contribution - Paid In Capital		-
Net cash (used in) financing activities		-
Decrease in cash		6,791
Cash - beginning of year		17,217
Cash - end of period		$ 24,008

Cash paid during the year for interest		$ -
Income tax payments		$ -

Note 1:   <u>Summary of Accounting Policies</u>

Accounting principles followed by First Sovereign Securities Corp. ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year. Effective December 22, 2017, FINRA approved the transfer of ownership of the Company pending final execution by both parties. Name changed on November 31, 2018 from Nikoh Securities Corporation to First Sovereign Securities Corp.

<u>Description of Business</u>

The Company, located in Northbrook, Illinois is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the Non-Covered Firm exemptive provision of SEC Rule 15c3-3.

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

<u>Accounts Receivable - Recognition of Bad Debt</u>

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Revenue Recognition and Concentrations</u>

The Company recognized commission revenue from 401k Custodians and recordkeeper when earned, in accordance with applicable agreements.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2:   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the company had net capital and net capital requirements of approximately $9,669 and $5,000 respectively which was $4,669 excess net capital. The Company's aggregate indebtedness to net capital was 148.30%

There was no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

Note 3:   Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. However, accruals are made for the State of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(1) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2017, 2018, 2019 and 2020 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 4:   Other Commitments and Contingencies

As of the audit date, there are no contingencies or guarantees of debt.

Note 5:   Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2022. Subsequent events have been evaluated through this date.

FIRST SOVEREIGN SECURITIES CORP.

Schedule of Net Capital
December 31, 2021

	Focus 12/31/21	Audit 12/31/21	Change
Stockholder's equity, December 31, 2021	$ 9,669	$ 9,669	-
Subtract - Non allowable assets:			
Other asset	-	-	-
Tentative net capital	$ 9,669	$ 9,669	-
Haircuts:	-	-	-
NET CAPITAL	$ 9,669	$ 9,669	-
Minimum net capital	(5,000)	(5,000)	-
Excess Net Capital	$ 4,669	$ 4,669	-
Aggregate indebtedness	$ 14,339	$ 14,339	-
Ratio of aggregate indebtedness to net capital	148.30%	148.30%	-

Note:
There was no difference noted relating to net capital between the Focus and the Financial Statements.

FIRST SOVEREIGN SECURITIES CORP.

Reconciliation between the Net Capital per the December 31, 2021 FOCUS filing and the audited financial statements

Schedule of Net Capital
December 31, 2021

	Focus 12/31/21	Audit 12/31/21	Change
Stockholder's equity, December 31, 2021	$ 13,669	$ 9,669	(4,000)
Subtract - Non allowable assets:			
Other asset	-	-	-
Tentative net capital	$ 13,669	$ 9,669	(4,000)
Haircuts:	-	-	-
NET CAPITAL	$ 13,669	$ 9,669	(4,000)
Minimum net capital	(5,000)	(5,000)	-
Excess Net Capital	$ 8,669	$ 4,669	(4,000)
Aggregate indebtedness	$ 10,339	$ 14,339	4,000
Ratio of aggregate indebtedness to net capital	75.64%	148.30%	

Note: The decrease in stockholder's equity of $4,000 was result of an audit adjustment to accrue $4,000 as of 12/31/21 for audit fees payable.

Schedule of
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3

Schedule of
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of First Sovereign Securities

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which First Sovereign Securities did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because First Sovereign Securities limits its business activities exclusively to direct subscription-way sale of mutual funds and variable annuities and will be participating in the raising of capital for SPACs and other private placement offerings, and First Sovereign Securities (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Sovereign Securities); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2021 through December 31, 2021.

First Sovereign Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about First Sovereign Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 22, 2022

13



707 Skokie Boulevard, Suite 520
Northbrook, IL 60062
(224) 269-0009

December 31, 2021

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

First Sovereign Securities Corp. (FSSC) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(I) and (4). To the best of its knowledge and belief FSSC states the following:

FSSC claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities and will be participating in the raising of capital for SPACs and other private placement offerings. FSSC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

FSSC met the identified provision throughout the most recent fiscal year without exceptions.

Sincerely,

Joel Mathews
CFO